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EXHIBIT 99.3


                        AMENDMENT TO MANAGEMENT AGREEMENT

Effective as of May 20, 2003, the Management Agreement ("Agreement") between International Microcomputer Software, Inc., a California corporation, ("IMSI") and Paul A. Jakab, Chief Operating Officer of IMSI, ("ExecutiveEmployee") dated September 1, 2001, is hereby amended ("Amendment") as follows:

1. IMSI and ExecutiveEmployee each shall have the right at any future time, upon ten (10) working days' written notice, to terminate ExecutiveEmployee's employment. Any such termination, whether by IMSI or ExecutiveEmployee, shall be considered "termination without cause" for purposes of the Agreement, and ExecutiveEmployee shall be entitled to all benefits of the "without cause" termination provisions of the Agreement

2. ExecutiveEmployee's monthly salary shall be as originally provided in the Agreement, commencing as of the date of this Amendment. For each month ExecutiveEmployee is employed by IMSI after June , 2003, ExecutiveEmployee's severance pay due for severance without cause shall be reduced by $5,000 per month.

3. ExecutiveEmployee shall be responsible for certain European, Middle Eastern and African sales, and certain legal matters as directed from time to time by IMSI's President. ExecutiveEmployee shall remain Managing Director of IMSI's German subsidiary, IMSI GmbH during the time of employment or until asked to resign from that position by IMSI's President. ExecutiveEmployee shall receive a sales commission of 4% of net sales (i.e. gross sales minus price protection, returns, and bad debt) for which ExecutiveEmployee is responsible. Employee shall not be required to devote his full working time to IMSI matters, but shall be free to undertake other projects as long as these do not conflict with or detract from work done for IMSI.

4. ExecutiveEmployee shall have the title of Business Affairs Advisor, reporting to the President of IMSI. ExecutiveEmployee shall continue to be entitled to all benefits he and his family currently receive, and shall be reimbursed, as currently, for all ordinary and necessary expenses he incurs in the course of his employment by IMSI.

5. ExecutiveEmployee shall work primarily from an off-site location, but shall retain access to IMSI's offices. An appropriate IMSI employee shall be authorized to assist ExecutiveEmployee from time to time with his technology/equipment needs as necessary to carry out his duties from an off-site location.

In case of any conflict or inconsistency between the terms and conditions of this Amendment and those of the Agreement, the terms and conditions of this Amendment shall prevail. All other terms and conditions of the Agreement shall remain as originally written and are hereby reaffirmed.

ACKNOWLEDGED AND AGREED:

IMSI                                       Paul A. Jakab

/s/ GORDON LANDIES                         /s/ PAUL JAKAB
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GORDON LANDIES                             PAUL JAKAB
PRESIDENT